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03024443

FILE NO. 82-3311

July 2, 2003

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Resolutions of the 103rd Ordinary General Meeting of Shareholders (dated June 27, 2003)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

dlw 7/11

FILE NO. 82-3311

(Translation)

June 27, 2003

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 103RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 103rd Ordinary General Meeting of Shareholders of the Company held on June 27, 2003, report was made and resolutions were adopted as described below.

Yours very truly,

Morio Ikeda
President & CEO
(Representative Director)

SHISEIDO CO., LTD.
5-5, Ginza 7-chome,
Chuo-ku, Tokyo 104-0061

Description

Matters for reporting:

Report on the Non-Consolidated Balance Sheet as of March 31, 2003 and the Non-Consolidated Statement of Income and Business Report for the 103rd Business Term (from April 1, 2002 to March 31, 2003).

The particulars of the above financial statements were reported to the meeting.

Additionally, with regard to shares of treasury stock acquired after the settlement of accounts for the 103rd business term, management reported that the Company had acquired 3,897,000 shares of common stock of the Company for the aggregate acquisition prices of ¥4,992,331,000.

Matters for Resolution:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 103rd Business Term

The proposition was approved and adopted as proposed. The dividends were determined to be ¥10 per share, an increase of ¥2 per share from the preceding business term. Consequently, the annual dividends for the business term amounts to ¥20 per share, including the interim dividend of ¥10 per share, which was also an increase of ¥2 per share from the preceding business term.

Second Item of Business: Amendment to a Part of the Articles of Incorporation

The proposition was approved and adopted as proposed. The particulars of the amendment are shown on page 3 through page 5 below.

Third Item of Business: Issuance of New Share Subscription Rights as Stock Options

The proposition was approved and adopted as proposed. Consequently, the Company has been authorized to issue not exceeding 1,200 new share subscription rights (1,200,000 shares of common stock of the Company) to the directors, corporate officers and employees of the Company and its related group companies as stock options without consideration.

Fourth Item of Business: Acquisition of the Company's Own Shares

The proposition was approved and adopted as proposed. Consequently, the Company has been authorized to acquire its own shares of common stock, not exceeding 10,000,000 shares for the aggregate purchase prices not exceeding ¥20,000 million no later than the closing of the following Ordinary General Meeting of Shareholders.

Fifth Item of Business: Election of Seven (7) Directors

The proposition was approved and adopted as proposed. Messrs. Morio Ikeda, Shigeo Shimizu, Kohei Mori, Takeshi Ohori and Tadakatsu Saito, were re-elected as Directors and assumed office, and Messrs. Masaaki Komatsu and Shinzo Maeda were newly elected as Directors and assumed office.

Sixth Item of Business: Election of Three (3) Corporate Auditors

The proposition was approved and adopted as proposed. Mr. Kazunari Moriya was re-elected as Corporate Auditor and assumed office, and Messrs. Isao Isejima and Masami Kogayu were newly elected as Corporate Auditors and assumed office.

Mr. Masami Kogayu is an external Corporate Auditor as set forth in Article 18,

paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Joint Stock Corporation of Japan.

Seventh Item of Business: Granting of Retirement Gratuities to Retiring Directors and Corporate Auditors

It was approved and adopted as proposed that the retirement gratuities be granted to former Representative Director, Mr. Akira Genma, former Director, Mr. Isao Isejima, and former Corporate Auditors, Messrs. Hiroshi Yamaguchi and Kinya Imamura, who respectively retired at the close of this Ordinary General Meeting of Shareholders, within reasonable amounts in accordance with the prescribed standards of the Company and that the determination of the actual amount and the time and method of presentation, etc. of the retirement gratuities be left to the Board of Directors in respect of the retired Directors and the mutual consultation of the Corporate Auditors in respect of the retired Corporate Auditors, respectively.

Particulars of the amendment to the Articles of Incorporation (Second Item of Business)

(The amendments are shown by underlines.)

Before the amendment	After the amendment
(Newly provided)	<u>Article 7. (Additional purchase of less-than-one-unit shares)</u> <u>In accordance as provided for in the Share Handling Regulations, any shareholder (including beneficial shareholder; the same applies hereinafter) who holds less-than-one-unit shares of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.</u>
Article <u>7</u>. (Transfer agent) The Company shall have a transfer agent with respect to its shares. The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given thereof. The register of shareholders <u>and</u> the register of beneficial shareholders of the Company shall be kept at the transfer agent's business office and the registration of a transfer of shares, purchase of less-than-one-unit shares, acceptance of notice of beneficial shareholders and other	Article <u>8</u>. (Transfer agent) The Company shall have a transfer agent with respect to its shares. The transfer agent and its business office shall be selected by resolution of the Board of Directors and public notice shall be given thereof. The register of shareholders<u>,</u> the register of beneficial shareholders <u>and the register of loss of share certificates</u> of the Company shall be kept at the transfer agent's business office and the registration of a transfer of shares, purchase <u>and additional purchase</u> of less-than-one-unit

Before the amendment	After the amendment
affairs relating to its shares shall be handled by the transfer agent and not by the Company.	shares, acceptance of notice of beneficial shareholders and other affairs relating to its shares shall be handled by the transfer agent and not by the Company.
Article 8. (Share Handling Regulations) The denominations of share certificates of the Company and the registration of a transfer of shares, purchase of less-than-one-unit shares, acceptance of notice of beneficial shareholders and other handling relating to its shares shall be governed by the Share Handling Regulations adopted by the Board of Directors.	Article 9. (Share Handling Regulations) The denominations of share certificates of the Company and the registration of a transfer of shares, purchase and additional purchase of less-than-one-unit shares, acceptance of notice of beneficial shareholders and other handling relating to its shares shall be governed by the Share Handling Regulations adopted by the Board of Directors.
Article 9. (Record Date) The Company shall treat the shareholders (including the beneficial shareholders; the same applies hereinafter) with voting rights appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant closing of accounts. 2. If necessary, in addition to the preceding paragraph, the Company shall, upon giving advance public notice, specify a certain date and treat the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of such date as shareholders entitled to exercise their rights.	Article 10. (Record Date) The Company shall treat the shareholders with voting rights appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the ordinary general meeting of shareholders relating to the relevant closing of accounts. 2. If necessary, in addition to the preceding paragraph, the Company shall, upon giving advance public notice, specify a certain date and treat the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of such date as shareholders entitled to exercise their rights.
Article 13. (Method of adopting resolutions) Unless otherwise provided for in laws, ordinances or these Articles of Incorporation, resolutions of the general meeting of shareholders shall be adopted by a majority of the votes of the shareholders	Article 14. (Method of adopting resolutions) Unless otherwise provided for in laws, ordinances or these Articles of Incorporation, resolutions of the general meeting of shareholders shall be adopted by a majority of the votes of the shareholders

Before the amendment	After the amendment
present.	present.
(Newly provided)	2. Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.

The number of each Article from Articles 10 to 12 and from Articles 14 to 33 of the Articles of Incorporation before the amendment was moved down.

- E N D -

Officers after the 103rd Ordinary General Meeting of Shareholders

As a measure to strengthen the rules of corporate governance, in June 2003, the Company introduced a system of corporate officers to strengthen the decision-making and supervisory functions of its Board of Directors and clarify the responsibilities for execution of business of the Shiseido Group as a whole.

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, two (2) Representative Directors and 32 Corporate Officers were elected and assumed office, respectively:

At the meeting of the Board of Corporate Auditors held following the close of this Ordinary General Meeting of Shareholders, by mutual election among the Corporate Auditors, Mr. Kazunari Moriya was elected as Standing Corporate Auditor (Full-time) and assumed office.

As a result, the following Representative Directors, Directors, Corporate Officers and Corporate Auditors are currently in office:

Representative Director	President & CEO	Morio Ikeda
Representative Director	Vice President / Corporate Senior Executive Officer	Shigeo Shimizu
Director	Corporate Senior Executive Officer	Tadakatsu Saito
Director	Corporate Executive Officer	Kohei Mori
Director	Corporate Executive Officer	Takeshi Ohori
Director	Corporate Officer	Masaaki Komatsu

Director	Corporate Officer	Shinzo Maeda
	Corporate Senior Executive Officer	Osamu Hosokawa
	Corporate Executive Officer	Shigeru Akechi
	Corporate Executive Officer	Masami Hamaguchi
	Corporate Executive Officer	Takashi Hibino
	Corporate Executive Officer	Yoshimaru Kumano
	Corporate Executive Officer	Yasutaka Mori
	Corporate Executive Officer	Seiji Nishimori
	Corporate Executive Officer	Keizaburo Suzuki
	Corporate Executive Officer	Michihiro Yamaguchi
	Corporate Executive Officer	Akira Yamauchi
	Corporate Officer	Takao Kakizaki
	Corporate Officer	Junichi Tsuboi
	Corporate Officer	Yasuhiko Harada
	Corporate Officer	Toshihide Ikeda
	Corporate Officer	Toshimitsu Kobayashi
	Corporate Officer	Yoshikuni Miyakawa
	Corporate Officer	Toshiro Nagaya
	Corporate Officer	Kiyoshi Nakamura
	Corporate Officer	Tadashi Noguchi
	Corporate Officer	Kazuko Oya
	Corporate Officer	Kazutoshi Satake
	Corporate Officer	Kyoichiro Sato
	Corporate Officer	Takemasa Yamanaka
	Corporate Officer	Yutaka Yamanouchi
	Corporate Officer	Eiji Yano

Standing Corporate Auditor (Full-time)	Kazunari Moriya	Mr. Masami Kogayu and Ms. Eiko Oya are external Corporate Auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Joint Stock Corporations of Japan.
Corporate Auditor (Part-time)	Isao Isejima	
Corporate Auditor (Part-time)	Masami Kogayu	
Corporate Auditor (Part-time)	Eiko Oya	

Information

1. Dividends for the 103rd business term

The dividends for the 103rd business term have been determined to be ¥10 per share (the annual dividends for the business term amounts to ¥20 per share, including the interim dividends which were paid previously).

With regard to payment of the dividends for the 103rd business term, please confirm the receipt of a "Notice of Postal Transfer Payment" (or "Statement of Dividends" and "Re: Account for Receiving Dividends" if you have already elected to receive payment of dividends by transfer to your bank account) as enclosed herewith.

3. Public notice of financial statements by an electronic method

The balance sheet and the statement of income of the Company are posted on its Website as set forth below, pursuant to the provision of Article 16, paragraph 3 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Joint Stock Corporation of Japan and the resolution of the Board of Directors of the Company.

Website of the Company: http://www.shiseido.co.jp/bspl/html/index.htm